

Mail Stop 4631

November 2, 2009

<u>Via U.S. mail and facsimile</u>

Mr. William J. Marshall
Chief Executive Officer
Green Earth Technologies, Inc.
3 Stamford Landing, Suite 200
Stamford, CT 06902

      RE: Green Earth Technologies Inc.
               Form 10
               Filed October 6, 2009
               File No. 0-53797

Dear Mr. Marshall:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Please note that the Form 10 will go effective by lapse of time 60 days after the original filing date pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within this 60-day period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 that includes changes responsive to our comments. If you do not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

Item 1. Business, page 3

2.   The disclosure throughout this section assumes that the reader has a good
      understanding of your industry and the related terminology. In many instances, the
      disclosure uses terms that are specific to your industry for which no definition is
      provided. Please review this section and revise with a view towards clearly
      explaining your business and the related industry terms to a reader who is not
      familiar with your industry.

3.   Please review the disclosure throughout this section and ensure that you identify the
      source(s) for the industry and scientific data you provide. In this regard, we note
      that you have provided numerous factual statements, but you do not always indicate
      whether the source of this information is management's belief, industry data,
      scientific reports, general articles, or any other source. For example, and without
      limitation, we note the disclosure under "Market" beginning on page 5, "Industry
      Overview" beginning on page 6, and "Distribution" beginning on page 8. If this
      information is based upon management's belief, please indicate that this is the case
      and also provide an explanation for the basis of your belief. If this information is
      based upon other sources, please provide us with copies of these sources. Please
      also disclose in your filing the date of these sources. Finally, please tell us whether
      this information represents the most recently available data. If so, please state the
      basis for your belief that the data remains reliable. To expedite our review, please
      clearly mark each source to highlight the portion or section that contains this
      information and cross-reference it to the appropriate location in your filing. Please
      also tell us whether the source is publicly available at nominal or no cost.

4.   Disclosure in this section and elsewhere in the filing indicate that you intend to
      launch several new products. Please discuss the status of these new products and
      include a timetable for the implementation for each product. Please refer to Item
      101(h)(4)(iii) of Regulation S-K.

5.   Please disclose the information required by Items 101(h)(4)(vi), (x) and (xi) of
      Regulation S-K or advise us as to why disclosure is not required.

History, page 3

6.   Please clarify your incorporator(s). In this regard, we note that it would appear you
      were incorporated by the Nevada corporation to effect the re-domestication merger.

7.   We note the disclosure in the first paragraph that the proposed merger with the
      Nevada corporation was not consummated. Please describe in greater detail the
      background of the failed merger. In addition, as it appears you had intended to
      engage in the same business as the Nevada corporation, please explain how your

business developed following the failed merger and developed into the business described in the following subsections, specifically explaining how and whether the business of the Nevada corporation was transferred. Finally, please disclose your potential liability, if any, as a result failed merger, and other ramifications to you and your security holders.

8.   Please discuss your merger with the MiNetworks Group.

9.   We note the disclosure in the second paragraph. Please explain when and how you became quoted on the pink sheets.

Products, page 3

10. The descriptions of your products in this section provide generous assertions of the capabilities of your products without providing support for those capabilities. Please revise to explain the basis for these assertions.

11. Please disclose the percentage of your revenues generated by your performance products and your appearance products.

12. Please describe the nature of your intellectual property rights with respect to each product discussed in this section.

Performance Products, page 3

13. Please explain the basis for the statement in the last sentence of the second paragraph that bio-based formulations "produced by other manufacturers are limited to an operating temperature of 40 degrees Fahrenheit."

Suppliers, page 7

14. Please file the agreement with Bio Tec Fuel as an exhibit to the Form 10.

15. Please disclose the information required by Item 101(h)(4)(v) of Regulation S-K. For example, we note the disclosure under the risk factor subheading "There are a limited number of suppliers for certain of the raw materials…" on page 17.

Performance Products, page 7

16. Please describe in greater detail the material terms of the Bio Tec Fuel agreement and disclose whether you were in compliance with the purchase requirements as of the most recent practicable date.

Appearance Products, page 8

17. Please clarify whether you have entered into a definitive agreement with Inventek
Collodial Cleaners. In this regard, we note the "Principals of Agreement" filed as
exhibit 10.6 to the Form 10. If so, please file it as an exhibit to the Form 10. If not,
please explain your rights with respect to your appearance products, as the
"Principals of Agreement" is, in large part, non-binding.

18. Please describe in greater detail the material terms of the agreement with Inventek
Collodial Cleaners.

19. Please file your agreement with KPP as an exhibit to the Form 10.

Distribution, page 8

20. We note the agreement with TTI is listed as exhibit 10.7 to the Form 10, but that it
has not yet been filed. Please ensure that this section describes in sufficient detail
the material terms of this agreement. Further, please quantify the extent to which
this agreement is material to your business.

21. We note the disclosure in the last paragraph that you have other distribution
agreements. Please file these agreements as exhibit to the Form 10 or advise as to
the basis for not doing so. Refer to Item 601(b)(10) of Regulation S-K.

Strategic Relationships, page 11

22. Please advise us as to whether your products are sold at Home Depot stores.

Intangible Assets, page 11

23. We note the disclosure elsewhere in the filing that you issued 12,000,000 shares of
common stock to your former president and chief operating officer in exchange for
various intangible assets. Please describe this transaction in this section and explain
the "various intangible assets" that you received.

Trademarks and Trade Names, page 12

24. We note that each of the products listed under "Appearance Products" on page 4
indicates that it is trademarked. However, none of these trademarks are listed in
this section. Please advise or revise accordingly. We also note the disclosure in the
last sentence of this section.

Patents, page 12

25.   Please identify the owner of the technology subject to the patent application and your rights with respect to this technology. Please also explain the nature of this technology and how it relates to your business.

Competitive Landscape, page 12

26.   Please disclose the primary method(s) of competition, as well as your competitive position within the industry. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Governmental and Environmental Regulations, page 13

27.   Please describe in greater detail the FTC Guides and the reasons why compliance costs are significant. Please also briefly describe the other government regulations applicable to your business. Refer to Item 101(h)(4)(ix) of Regulation S-K.

28.   Please clarify whether there are any government approvals necessary for your products or the operation of your business. If government approval is necessary and you have not yet received that approval, please discuss the status of such approval. Refer to Item 101(h)(4)(viii) of Regulation S-K.

Industry Regulations, page 14

29.   Please explain the industry regulations applicable to your products, in particular the certifications of API and ASTM. Please also clarify whether these regulations are mandatory or elective. Please also explain how API and ASTM set their standards.

Item 1A. Risk Factors, page 15

30.   Please remove the third and fourth sentences of the introductory paragraph, as you are not permitted to mitigate your risk factor disclosure in this manner.

We rely on a network of strategic partners…, page 16

31.   Please remove the third and fourth sentences, as mitigating language is not appropriate in risk factor disclosure.

We and other company took corporate action..., page 22

32.   Please remove the first sentence of the second paragraph, as mitigating language is not appropriate in risk factor disclosure. Please also describe in greater detail the potential claims that these stockholders or others may have against your company.

We may have hidden liabilities…, page 22

33. Please explain this risk discussed under this subheading in greater detail.

There is a limited trading market for the sale of our securities, page 23

34. In an appropriate section of the Form 10, please explain why you are registering
     your common stock under Section 12(g) of the Exchange Act if you do not intend to
     have your common stock quoted or listed other than on the pink sheets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 25

35. We note the statement in each of fifth and sixth bullet points that you are the only
     bio-based motor oil to receive the designation. Please advise us as to the basis for
     each statement.

36. We note the statement in the sixth bullet point. Please discuss these certifications
     under "Government and Environmental Regulations" on page 13 and "Industry
     Regulations" on page 14, to the extent applicable.

37. We note the disclosure in the eighth bullet point. Please file these agreements as
     exhibits to the Form 10 or advise as to the basis for not doing so. Refer to Item
     601(b)(10) of Regulation S-K.

Results of Operations, page 27

Year Ended June 30, 2009 and 2008, page 27

38. Provide a more comprehensive analysis of the factors that impacted your results of
     operations ensuring that you address specific underlying causes for the change in
     individual line items. Please expand your discussion of selling, general and
     administrative expenses to provide more analysis regarding the reasons for
     fluctuations between periods. For example, you quantify the components of selling,
     general and administrative expenses for each period presented but provide minimal
     analysis of the reasons why the amount of each component fluctuated during the
     periods presented.

Liquidity and Capital Resources, page 29

39. On page 20, you indicate that there is substantial doubt about your ability to
     continue as a going concern. Please expand your discussion to follow the guidance

in SEC Codification of Financial Reporting Policies Section 607.02, Uncertainty about an Entity's Continued Existence. Additional detail should be provided to show that over the next twelve months, management is confident that sufficient working capital will be obtained. Please provide additional detail including but not limited to the following:

- Prominent disclosures of your financial difficulties and viable plans to overcome these difficulties.

- Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way.

- Detailed cash flow discussions for the twelve month period following the date of the latest balance sheet presented.

- A reasonably detailed discussion of your ability or inability to generate sufficient cash to support operations.

- Management's plans (including relevant prospective financial information).

40. Please expand the disclosure in this section to discuss your capital requirements for the foreseeable future. In this regard, we note the disclosure under the risk factor subheading "If we do not raise additional capital…" on page 15.

Contractual Arrangements, page 30

41. On page 7, you indicate that you rely on two principal suppliers and you have supply and requirements contracts with each of these suppliers. Please revise your contractual arrangements disclosure to discuss your purchase obligations, if applicable.

Critical Accounting Policies

Impairment of Long-Lived Assets, page 31

42. As of June 30, 2009, you have a significant amount of long-lived assets, including intangible assets, and you have recognized your accounting for these assets as a critical accounting policy. In addition, you have recorded impairments of intangible assets in fiscal year 2009. In the interest of providing readers with a better insight into management's judgments in accounting for these assets, please consider disclosing the following:

- How you determine when your long-lived assets should be tested for impairment and how frequently you evaluate for these types of events and circumstances;

- How you group long-lived assets for impairment and your basis for that determination;

- Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your asset groups;

- For any asset groups for which the estimated fair value does not substantially exceed the carrying value, please disclose the carrying value of the asset groups; and

- Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes.

43. To the extent that any of your asset groups have estimated fair values that are not substantially in excess of the carrying value, please provide the following disclosures for that asset group:

- The percentage by which fair value exceeds the carrying value;

- A description of the assumptions that drive the estimated fair value;

- A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

- A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

44. If you have determined that the estimated fair value substantially exceeds the carrying value for all of your long-lived assets, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 33

45. We note the disclosure in footnote (3) to the table. Based on this disclosure, it appears that the disclosure under the column "Percent of Class" may not be correct, as the percentage ownership must include the securities referenced in footnote (2) to

the table that are not outstanding but are issuable within 60 days. Please advise or revise accordingly.

Employment Agreements with Named Executive Officers, page 37

46.   It appears that Messrs. Marshall's and Adams' employment agreements have been amended. Please file the amendments as exhibits to the Form 10.

Item 7. Certain Relationships and Related Transactions and Director Independence

Transactions with Related Persons, page 38

47.   Please file each agreement discussed in this section as an exhibit to the Form 10.

48.   We note the disclosure regarding the damages incurred by TTI and its affiliates in connection with a batch of engine oil that was defective. Please disclose in greater detail the nature of the damages and your obligations with respect to the damages. Please also describe the proposed settlement that would result in the issuance of additional shares to TTI.

Item 10. Recent Sales of Unregistered Securities, page 44

49.   The disclosure in this section does not account for the issuance of 8,769,584 shares of common stock. Please advise or revise accordingly. For example, were shares issued upon incorporation to a parent company and/or other founders?

50.   For each transaction discussed in this section, please briefly state the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.

51.   Please disclose whether you filed a Form D with respect to any of the transactions described in this section. Please provide to us a copy of each such Form D.

52.   Please disclose in more detail the services rendered or to be rendered with regard to the issuance of 24,065,000 shares of the company's common stock to 11 employees and consultants and to the principal of KPP.

53.   We note the disclosure in the third paragraph on page 44. Please disclose the consideration received for these shares.

54.   We note the disclosure in note 9 to the financial statements beginning on page F-14. It does not appear that you have disclosed the information required by Item 701 of Regulation S-K with respect to the common stock issued as part of the merger with the MiNetworks Group or the cancellation of the debt acquired in the MiNetworks

Group merger. It also does not appear that you have disclosed the information required by Item 701 of Regulation S-K with respect to the shares issued to your president and chief operating officer to convert a note.

55. It appears that you affected a common stock option exchange offer in April 2009. Please disclose the information required by Item 701 of Regulation S-K with respect to this exchange offer.

56. We note that you have issued unregistered securities as compensation. In this regard, we note the 4,200,000 shares issued to Mr. Zuckerman in exchange for services and the shares issued under your employment agreements with Messrs. Marshall and Adams. We also note that you have issued options to employees. Please revise to disclose the information required by Item 701 of Regulation S-K with respect to all of these transactions.

(b) Exhibits, page 48

57. We note that you have filed your certificate of incorporation and all amendments as a single document under exhibit 3.1. Please revise to separately file each as an exhibit.

Financial Statements

General

58. Please consider the updating requirements of Rule 8-08 of Regulation S-X. Prior to your Form 10 going automatically effective 60 days after its initial filing, this should be accomplished by updating your Form 10. If you do not withdraw your Form 10 prior to it going automatically effective, you will be subject to the reporting requirements of the 1934 Act. The 1934 Act requires, among other things, your filing of Forms 10-K and 10-Q, even if we still have open comments on your Form 10.

59. Please disclose your segment information, including but not limited to your reportable segments, as required by SFAS 131. It appears that performance products and appearance products may be separate segments. If they are not, please supplementally tell us why they do not meet the criteria in SFAS 131 to be treated as such. Please also note that certain disclosures are required by SFAS 131 even if you conclude you have only one reportable segment.

Statement of Stockholders' Equity, page F-6

60. On your statement of stockholders' equity, you indicate that you issued 5.8 million shares of common stock for an aggregate price of $3.3 million. On page F-14, you disclose that in addition to the private placement, 600,000 warrants were granted to an investor at an exercise price of $0.04 per share. Please revise your statement of stockholders' equity to reflect that your private placement contained both common stock and warrants. Please separately present common stock and warrants issued in your private placement in your statement of stockholders' equity.

3. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

61. Please revise your accounting policy to disclose when risk of loss transfers to the customer.

Property and Equipment, page F-8
Intangible Assets, page F-8

62. Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate depreciation and amortization to costs of sales, please revise your presentation on the face of your statements of operations and throughout the filing to comply with SAB Topic 11:B.

8. Note Payable, page F-13

63. On page 39, you indicated that in January 2009, your note was amended to provide that interest will accrue at the rate of 12% per annum and a new maturity date of June 30, 2009. On page F-20, you disclosed that the note was further amended to provide that interest will accrue at the rate of 6% per annum and a new maturity date of January 4, 2010. Please tell us what consideration you gave to EITF 96-19 in accounting for the modifications to your note payable with your President and Chief Operating Officer.

13. Related Party Transactions, page F-18

64. In January 2008, you entered into an agreement with Kwik Paint Products, whereby Kwik Paint Products provides resources to handle administrative services, packaging and distribution of their products. The agreement stipulates that you will grant Kwik Paint Products 3 million shares of common stock vesting over a ten-month period. In May 2008, you accelerated the vesting on these awards and issued an additional 1 million shares of common stock, which vested on January 31, 2009.

Please disclose the fair value of these awards and the impact on the statements of operations for each period presented.

14. Concentration of Risk, page F-20

65.   You indicate that you had sales to two major customers, which represented 96% of your total sales for the fiscal year ended June 30, 2009. You also had one customer, which represented 62% of total sales for the year ended June 30, 2008. Please disclose the name of each customer that constituted 10% or more of your sales in any period presented, since it appears that the loss of these customers would have a material adverse effect on your business as a whole. If any of your significant customers is in financial difficulty, please also ensure that you disclose this as well.

66.   Since it appears that Inventek is a related party, please disclose the amount of inventory on hand at June 30, 2008 and 2009 that was purchased from Inventek, as well as total inventory purchased during each of the two years ended June 30, 2009. Please also separately disclose the percentage of your accounts payable related to Inventek as of June 30, 2009 and 2008.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Rufus Decker, Accounting Branch, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3746 or, in his absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Joel J. Goldschmidt, Esq.
   Morse, Zelnick, Rose & Lander, LLP
   405 Park Avenue, Suite 1401
   New York, NY 10022